EXHIBIT 16(a)

                    via U.S. Mail and facsimile 941-417-8560
                    ----------------------------------------

October 21, 2002

Mr. Brian Dunn, President and Director
Serefex Corporation
645 Penobscot Building, Suite 1300
Detroit, MI 48226

Dear Brian:

Please find enclosed a copy of our termination letter as Auditors for Serefex Corporation, a copy of which has also been faxed and mailed simultaneously to the Office of the chief Accountant of the Securities and Exchange Commission. Please consult with your securities counsel regarding your reporting requirements regarding the change in registrant's certifying accountant.

Our firm's resignation is due to the Company's inability to provide us with a signed and unaltered management representation letter for the quarter ended June 30, 2002. Since a similar representation would be required for the third quarter ended September 30, 2002, we feel it prudent to resign before any work has commenced.

As previously communicated to you, all outstanding fees are required to be paid prior to allowing any successor accountant access to our working papers, which we will be happy to accommodate when requested. We hope to make your transition a smooth and expeditious one.

Please do not hesitate to call if you have any questions at all.

Sincerely,



Judith J. Clancy, CPA
Clancy and Co.,P.L.L.C.

Copy to: Mr. Brian Dunn, President and Director
                  Serefex Corporation
                  1100 Misty Pines Circle #204
                  Naples, FL 34105